                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             INTERACTIVE GROUP, INC.
                                (NAME OF ISSUER)


                          COMMON STOCK, $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)


                                   237924 10 5
                                 (CUSIP NUMBER)

                               NORMAN R. FARQUHAR
                              DATAWORKS CORPORATION
                    5910 PACIFIC CENTER BOULEVARD, SUITE 300
                           SAN DIEGO, CALIFORNIA 92121
                                 (619) 546-9600
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  JULY 31, 1997
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               (Page 1 of 9 Pages)

--------------------------------------------------------------------------------
CUSIP NO. 237924 10 5             13D                          Page 2 of 9 Pages
--------------------------------------------------------------------------------

--------------------  ----------------------------------------------------------
         1            NAME OF REPORTING PERSONS
                      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                      DATAWORKS CORPORATION
                      33-0209937
--------------------  ----------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      (a) |_|
                      (b) |_|
--------------------  ----------------------------------------------------------
         3            SEC USE ONLY
--------------------  ----------------------------------------------------------
         4            SOURCE OF FUNDS (See Instructions)
                                SC
--------------------  ----------------------------------------------------------
         5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
                      PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------  ----------------------------------------------------------
         6            CITIZENSHIP OR PLACE OF ORGANIZATION
                                STATE OF CALIFORNIA
--------------------------------------------------------------------------------
      NUMBER                 7           SOLE VOTING POWER
        OF
      SHARES                                    -0-
   BENEFICIALLY
     OWNED BY
     REPORTING
      PERSON
       WITH
                      -----------------  ---------------------------------------
                             8           SHARED VOTING POWER
                                                1,744,896
                      -----------------  ---------------------------------------
                             9           SOLE DISPOSITIVE POWER
                                                -0-
                      -----------------  ---------------------------------------
                             10          SHARED DISPOSITIVE POWER
                                                344,531
--------------------  ----------------------------------------------------------
        11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                                 1,774,896
--------------------  ----------------------------------------------------------
        12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
                      CERTAIN SHARES |_|
--------------------  ----------------------------------------------------------
        13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                 38.6%
--------------------  ----------------------------------------------------------
        14            TYPE OF REPORTING PERSON
                                 CO
--------------------  ----------------------------------------------------------



                                       2.

ITEM 1. SECURITY AND ISSUER

     (a)  Title of Security:

          Interactive Group, Inc. Common Stock, $.001 par value per share (the "Common Stock")

     (b)  Name of Issuer:

          Interactive Group, Inc., a Delaware corporation ("Interactive").

     (c)  Address of Issuer's Principal Executive Office:

          The principal executive office of Interactive is located at 5095 Murphy Canyon Road, California, 92123.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This statement is filed by DataWorks Corporation, a California corporation ("DataWorks"). DataWorks is principally in business to develop, market, implement and support open systems, client/server-based Enterprise Resource Planning software for mid-sized discrete manufacturing companies.

     (b) The address of the principal business offices of DataWorks is 5910 Pacific Center Boulevard, Suite 300, San Diego, California.

     (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of DataWorks' executive officers and directors and the name, principal business and address of any corporation or other organization in which employment is conducted.

     (d) During the last five years, there have been no criminal proceedings against DataWorks or, to the best knowledge of DataWorks, any of the other persons with respect to whom information is given in response to this Item 2.

     (e) During the last five years, neither DataWorks nor, to the best knowledge of DataWorks, any of the other persons with respect to whom information is given in response to this Item 2, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) To the best knowledge of DataWorks, all of the directors and executive officers of DataWorks named in Schedule I to this Schedule 13D are citizens of the United States.



                                       3.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of Interactive have entered into Voting Agreements and Interactive has entered into an Option Agreement with DataWorks as described in
Item 4.

ITEM 4. PURPOSE OF THE TRANSACTION

     (A) - (B) Pursuant to the Agreement and Plan of Merger and Reorganization dated as of July 31, 1997 (the "Reorganization Agreement"), among Interactive, DataWorks Acquisition Sub, Inc., a wholly owned Delaware subsidiary of DataWorks ("Merger Sub"), and DataWorks, and subject to the conditions set forth therein (including any required regulatory approval and the approval of stockholders of Interactive and shareholders of DataWorks), Merger Sub will be merged with and into Interactive (the "Merger") and Interactive will become a wholly owned subsidiary of DataWorks. Each share of Interactive Common Stock shall be converted into the right to receive 0.8054 of a share of DataWorks' Common Stock, $.001 par value per share ("DataWorks' Common Stock"). In addition, DataWorks will assume each unexpired and unxercised option and warrant to purchase Interactive Common Stock, and such options and warrants shall be converted into options and warrants with respect to DataWorks Common Stock on the terms set forth in Section 5.5 of the Reorganization Agreement.

     The consummation of the Merger is subject to the satisfaction or waiver of closing conditions for the benefit of DataWorks and closing conditions for the benefit of Interactive, as set forth in Sections 6 and 7 of the Reorganization Agreement.

     If the Merger is not consummated and the Reorganization Agreement is terminated by DataWorks pursuant to Section 8.1(h) therein, or by DataWorks or Interactive pursuant to Section 8.1(g) therein, DataWorks shall pay to Interactive a nonrefundable fee in the amount of $1,500,000. If the Merger is not consummated and the Reorganization Agreement is terminated by Interactive pursuant to Section 8.1(h) therein, or by DataWorks or Interactive pursuant to
Section 8.1(f) or Section 8.1(i) therein, Interactive shall pay to DataWorks a nonrefundable fee in the amount of $1,500,000.

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Reorganization Agreement included as Exhibit 99.1 to this Schedule 13D and incorporated herein in its entirety by reference.

     Each of Robert C. Vernon, Mark Hellinger and Randolph S. Naylor (individually, a "Voting Agreement Stockholder" and, collectively, the "Voting Agreement Stockholders") has entered into a Voting Agreement dated as of July 31, 1997 (individually, a "Voting Agreement" and, collectively, the "Voting Agreements") with DataWorks. The number of shares of Interactive Common Stock beneficially owned by each of the Voting Agreement Stockholders is set forth on
Schedule II to this Schedule 13D. Pursuant to Section 2.1 of the Voting Agreements, the Voting Agreement Stockholders have agreed to vote or direct the vote of all the shares of Interactive Common Stock over which such person has voting power or control (the "Interactive Subject Shares"): (i) in favor of (1) the Reorganization Agreement and the approval of the



                                       4.

Merger; and (2) each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance thereof or of the Voting Agreement; and (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Interactive in the Reorganization Agreement.

     Pursuant to Sections 1.2 and 1.3 of the Voting Agreements, the Voting Agreement Stockholders have also agreed not to, directly or indirectly, (i) offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or transfer (or announce any offer, sale, offer of sale, contract of sale or grant of any option to purchase or other disposition or transfer of) any shares of the Interactive Subject Shares to any person other than DataWorks or DataWorks' designee; (ii) create or permit to exist any encumbrance with respect to any of the Interactive Subject Shares;
(iii) reduce such Voting Shareholder's beneficial ownership of, interest in or risk relating to any of the Interactive Subject Shares; (iv) commit or agree to do any of the foregoing; or (v) deposit any of the Interactive Subject Shares into a voting trust or grant a proxy (except as provided in Section 2.2 of the Voting Agreements) or enter into a voting agreement with respect to any of the Interactive Subject Shares.

     Pursuant to Section 2.2 of the Voting Agreements, the Voting Agreement Stockholders also executed and delivered to DataWorks irrevocable proxies voting the Interactive Subject Shares in favor of the Reorganization Agreement and Merger and each of the other actions contemplated by the Reorganization Agreement and against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of DataWorks in the Reorganization Agreement.

     The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the form of Voting Agreement included as Exhibit 99.2 to this
Schedule 13D and incorporated herein in its entirety by reference.

     DataWorks and Interactive have also entered into an option agreement (the "Option Agreement") by which Interactive granted to DataWorks (i) an unregistered, irrevocable option (the "Stock Option") to purchase up to 344,531 shares of Interactive Common Stock of Interactive (the "Option Shares"), at a price of $7.50 per share, subject to adjustment for stock dividends, stock splits, mergers (other than the Merger), recapitalizations, combinations, exchange of shares or the like and (ii) a put option in the event the Stock Option is exercisable and a letter of intent or definitive agreement with respect to a more favorable offer for Interactive.

     DataWorks may exercise the Stock Option with respect to any of the Option Shares in whole or in part following the occurrence of a Purchase Event and prior to the Termination Date. A "Purchase Event" shall be deemed to have occurred upon a termination of the Merger Agreement pursuant to which Interactive is required to pay DataWorks a fee of $1,500,000 under Section 8.3(d) of the Reorganization Agreement (any such event, a "Termination"). The "Termination Date" shall be 120 days after a Termination.

     The Option Agreement further provides that prior to the Termination Date, if the market value of Interactive Common Stock exceeds the exercise price of the Stock Option, then



                                       5.

DataWorks may exercise the Stock Option without a cash payment, and receive shares of Interactive Common Stock with a value equal to the aggregate amount by which the market value exceeds the exercise price. Finally, the Option Agreement grants DataWorks registration rights with respect to the Option Shares for two years after purchase.

     The foregoing summary of the Option Agreement is qualified in its entirety by reference to the form of Option Agreement included as Exhibit 99.3 to this
Schedule 13D and incorporated herein in its entirety by reference.

     (c) Not applicable.

     (d) Upon consummation of the Merger, Interactive will become a wholly owned subsidiary of DataWorks. The directors and officers of the subsidiary will be the respective individuals who are serving as directors and officers of Merger Sub immediately prior to the Effective Date.

     (e) None, other than a change in the number of outstanding shares of Interactive Common Stock as contemplated by the Reorganization Agreement.

     (f) Upon consummation of the Merger, Interactive will become a wholly owned subsidiary of DataWorks.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Interactive will be amended and restated in a form satisfactory to DataWorks.

     (h) Upon consummation of the Merger, Interactive Common Stock will cease to be quoted on any quotation system or exchange.

     (i) Upon consummation of the Merger, the Interactive Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, DataWorks has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although DataWorks reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (A) - (B) As a result of the Voting Agreements, DataWorks has shared power to vote an aggregate of 1,774,896 shares of Interactive Common Stock for the limited purposes described in Item 4 above. Such shares constitute approximately 38.6% of the issued and outstanding shares of Interactive Common Stock as of July 31, 1997.

     DataWorks has the right to acquire up to 344,531 shares of Interactive Common Stock pursuant to the Option Agreement under the circumstances specified therein. If so acquired, such shares would constitute approximately 7.5% of the issued and outstanding shares of the Interactive Common Stock as of July 31, 1997.



                                       6.

     To DataWorks' knowledge, no shares of Interactive Common Stock are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

     Set forth in Schedule III to this Schedule 13D is the name and present principal occupation or employment of each person with whom DataWorks shares the power to vote or to direct the vote or to dispose or direct the disposition of Interactive Common Stock.

     During the past five years, to DataWorks' knowledge, no person named in
Schedule III to this Schedule 13D, has been convicted in a criminal proceeding.

     During the past five years, to DataWorks' knowledge, no person named in
Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     To DataWorks' knowledge, all persons named in Schedule III to this Schedule 13D are citizens of the United States.

     (C) Neither DataWorks, nor, to DataWorks' knowledge, any person named in
Schedule I, has effected any transaction in Interactive Common Stock during the past 60 days, except as disclosed herein.

     (D) Not applicable.

     (E) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In connection with the Reorganization Agreement, affiliates of Interactive, Robert C. Vernon, Mark Hellinger, Randolph S. Naylor, Lyndol Cook, Ronald H. Jones, John W. Darracq and Craig Gallagher and affiliates of DataWorks, Nathan
W. Bell, Pacific Mezanine Fund, Stuart W. Clifton, Tony N. Domit, William P. Foley, II, Fidelity National Title Insurance Company, Fidelity National Title Insurance Company of Pennsylvania, Norman R. Farquhar, Ronald S. Parker, Parker Mulcahy & Associates, Roy Thiele-Sardina, Robert W. Brandel and Rick E. Russo (each an "Affiliate") entered into an Affiliate Agreement with DataWorks and Interactive, respectively, dated as of July 31, 1997 (collectively, the "Affiliate Agreements"). Pursuant to Section 2(d) thereof, each Affiliate has agreed that, during the period from the date 30 days prior to the date of consummation of the Merger through the date on which financial results covering at least 30 days of post-Merger "combined operations" of DataWorks and Interactive have been published by DataWorks (within the meaning of the applicable "pooling of interests" accounting requirements), such Affiliate shall not dispose of the Affiliate's shares of DataWorks Common Stock.



                                       7.

     Other than as described in the foregoing paragraph and in Item 4 above, to DataWorks' knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Interactive, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT NO.       DESCRIPTION
-----------       -----------

   99.1 Agreement and Plan of Merger and Reorganization dated as of July 31, 1997, by and among DataWorks Corporation, a California corporation, DataWorks Acquisition Sub, a Delaware corporation, and Interactive Group, Inc., a Delaware corporation.*

   99.2 Form of Voting Agreement dated as of July 31, 1997, by and between DataWorks Corporation, a California corporation, and each of Robert C. Vernon, Mark Hellinger and Randolph S. Naylor.*

   99.3 Option Agreement dated as of July 31, 1997, by and between DataWorks Corporation, a California corporation, and Interactive Group, Inc., a Delaware corporation.*



* Incorporated by reference to Interactive Group, Inc.'s Current Report on Form 8-K dated July 31, 1997.



                                       8.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 11, 1997                 DATAWORKS CORPORATION



                                       By: /s/ Norman R. Farquhar
                                       -----------------------------------
                                       Norman R. Farquhar
                                       Executive Vice President, Chief Financial
                                       Officer and Director



                                       9.

                                   SCHEDULE I

                  EXECUTIVE OFFICERS AND DIRECTORS OF DATAWORKS

NAME                     PRINCIPAL OCCUPATION OR EMPLOYMENT
----                     ----------------------------------
Stuart W. Clifton        Chairman of the Board, President and Chief Executive
                         Officer

Norman R. Farquhar       Executive Vice President, Chief Financial Officer and
                         Director

Robert W. Brandel        Executive Vice President and Chief Operating Officer

Rick E. Russo            Vice President, Finance and Secretary

Tony N. Domit            Director

Roy Thiele-Sardina       Director

Nathan W. Bell           Director

William Foley            Director

Ronald S. Parker         Director


All individuals named in the above table are employed at DataWorks Corporation, 5910 Pacific Center Boulevard, Suite 300, San Diego, California.



                                       1.

                                   SCHEDULE II

                                                                      PERCENTAGE OF
                                  NUMBER OF SHARES OF             OUTSTANDING SHARES OF
VOTING AGREEMENT               INTERACTIVE COMMON STOCK             INTERACTIVE COMMON
  STOCKHOLDER                     BENEFICIALLY OWNED             STOCK AS OF JULY 31, 1997
----------------               ------------------------          -------------------------
Robert C. Vernon                      1,053,422                            22.92%

Mark Hellinger                          334,774                             7.28%

Randolph S. Naylor                      386,700                             8.41%



                                       2.

                                  SCHEDULE III


NAME                      PRINCIPAL OCCUPATION OR EMPLOYMENT
----                      ----------------------------------

Robert C. Vernon          Chairman of the Board, Chief Executive Officer and
                          Secretary

Mark Hellinger            President and Chief Operating Officer - North American
                          Operations and Director

Randolph S. Naylor        Senior Vice President and Director


All individuals named in the above table are employed at Interactive Group, Inc., 5095 Murphy Canyon Road, San Diego, California 92123.



                                       3.

                                  EXHIBIT INDEX


EXHIBIT                                                                                  SEQUENTIALLY
   NO.         DESCRIPTION                                                               NUMBERED PAGE
-------        -----------                                                               -------------
99.1           Agreement and Plan of Merger and Reorganization dated as of July
               31, 1997, by and among DataWorks Corporation, a California corporation, DataWorks Acquisition Sub, a Delaware corporation, and Interactive Group, Inc., a Delaware corporation..*

99.2 Form of Voting Agreement dated as of July 31, 1997, by and between DataWorks Corporation, a California corporation, and each of Robert C. Vernon, Mark Hellinger and Randolph S. Naylor.*

99.3 Option Agreement dated as of July 31, 1997, by and between DataWorks Corporation, a California corporation, and Interactive
               Group, Inc., a Delaware corporation.*


* Incorporated by reference to Interactive Group, Inc.'s Current Report on Form 8-K dated July 31, 1997.



                                       4.